Yolanda Guobadia

Securities and Exchange Commission

Staff Accountant

Re: Azure Holding Group Corp.

Amendment No. 2 to Form 8-K

Filed February 12, 2014

Response dated February 10, 2014

File No. 333-184440

Dear Ms. Guobadia ,

We appreciate the Staff’s comments as well as the opportunity this review process provides to improve the content of our public filings.

For ease of reference and review, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comments presented in bold, italicized text. In response to the Comment Letter we offers the following responses:

Section 4. Matters Related to Accountants and Financial Statements, page 2

Item 4.01. Changes in Registrant’s Certifying Accountant, page 2

The Termination of Ronald Chadwick, page 2

1.         Please revise your disclosure in the first paragraph to clarify that the reports of Chadwick on your financial statements for the period from inception to August 31, 2012 and year ended August 31, 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

RESPONSE:               The reports of Chadwick for the period from inception to August 31, 2012 and year ended August 31, 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern. In a manner as contemplated by Item 304(a)(1)(ii) of Regulation S-K.

2.         We note your revised disclosure in the second paragraph that there were no disagreements between the Company and Chadwick concerning any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, or reportable events, during the period April 12, 2012 (inception) to August 31, 2012 and the subsequent interim period August 31, 2013 preceding the resignation of Chadwick on December 12, 2013. Please revise to clarify that there were no disagreements or reportable events during the period April 17, 2012 (inception) to August 31, 2012, year ended August 31, 2013 and the subsequent interim period preceding the resignation of Ronald Chadwick on December 12, 2013. Please refer to paragraphs (a)(1)(iv) of Item 304 of Regulation S-K and Question 111.01 of our Compliance & Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov.

RESPONSE:   There were no disagreements or reportable events during the period April 17, 2012 (inception) to August 31, 2012, year ended August 31, 2013 and the subsequent interim period preceding the resignation of Ronald Chadwick on December 12, 2013

Item 9.01 Financial Statements and Exhibits, page 3

3.         Please file an updated letter from Ronald Chadwick as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE:   The Company has provided Ronald Chadwick with a copy of the disclosure and has requested that Ronald Chadwick furnish an updated letter as Exhibit 16 in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Sincerely

                                                                                    Paul Martin

                                                                                    Azure Holding Group Corp.